SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 14, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated January 14, 2016: Nokia reopens public exchange offer for outstanding Alcatel-Lucent securities

STOCK EXCHANGE RELEASE
January 14, 2016

Nokia reopens public exchange offer for outstanding Alcatel-Lucent securities

Nokia Corporation

Stock Exchange Release
January 14, 2016 at 09:00 (CET +1)

Nokia reopens public exchange offer for outstanding Alcatel-Lucent securities

Espoo, Finland — Nokia announced today that it has reopened its public exchange offer in France and in the United States (the “Offer”) for the outstanding Alcatel-Lucent ordinary shares, American Depositary Shares (“ADSs”) and OCEANE convertible bonds not tendered during the initial public exchange offer period.

Rajeev Suri, President and CEO of Nokia, said: “We are delighted with the response so far of the great majority of Alcatel-Lucent investors, who have clearly recognised the value proposition of this combination. With the deal closed and the integration of the two companies moving forward from today, we firmly believe that it is in the best interests of any remaining Alcatel-Lucent securities holders to tender their shares, OCEANE convertible bonds or ADSs into the reopened Offer. This ensures they would benefit from our planned capital returns program for Nokia shareholders, as well as from the planned long-term value created through the combination.”

In accordance with Article 232-4 of the AMF General Regulation, the offers in France and in the U.S. will be reopened from January 14, 2016 to February 3, 2016 and will provide an opportunity for holders of Alcatel-Lucent ordinary shares, ADSs and OCEANE convertible bonds who did not tender into the initial Offer, or missed the tender deadline, to participate in the reopened Offer and exchange their securities for shares or ADSs in Nokia.

This follows the settlement of the initial Offer period, after which Nokia holds 76.31% of the share capital and at least 76.01% of the voting rights of Alcatel-Lucent, 89.14% of the 2018 OCEANE convertible bonds outstanding, 24.34% of the 2019 OCEANE convertible bonds outstanding, and 15.11% of the 2020 OCEANE convertible bonds outstanding. Assuming conversion of the OCEANEs tendered into the Offer at the improved conversion ratio, Nokia would hold 79.32% of the share capital and at least 78.97% of the voting rights of Alcatel-Lucent, as mentioned in the AMF’s notice published on January 5, 2016.

The reopened Offer will close on February 3, 2016. The deadline for tendering Alcatel-Lucent shares and OCEANE convertible bonds into the reopened Offer is 5:30 PM Paris time (11:30 AM New York City time) on February 3, 2016. The deadline for tendering Alcatel-Lucent ADSs into the U.S. offer is 5:00 PM New York City time on February 2, 2016. The AMF will publish the results of the reopened Offer on February 10, 2016.

The reopened Offer will be conducted on the same terms as the initial Offer, but the Alcatel-Lucent securities validly tendered during the reopened Offer will not be permitted to be withdrawn and will be accepted without any minimum tender condition.

Any Alcatel-Lucent shares, Alcatel-Lucent ADSs or OCEANE convertible bonds not tendered into the reopened Offer will remain outstanding. After completion of the reopened Offer, Nokia intends to delist Alcatel-Lucent’s ADSs from the New York Stock Exchange and, subject to applicable law, deregister Alcatel-Lucent’s ADSs under U.S. securities laws, meaning Alcatel-Lucent’s ADSs would not be tradable on any regulated securities exchange and much less information would be available about the company following delisting and deregistration.

As previously announced and subject to Nokia shareholder approval, Nokia plans to execute a EUR 7 billion program to optimize its capital structure and return excess capital to Nokia shareholders. This program is planned to include approximately EUR 4 billion in distributions to Nokia shareholders. Nokia has no plans to provide capital returns to remaining holders of Alcatel-Lucent securities.

If Nokia reaches 95% ownership of the share capital and voting rights of Alcatel-Lucent, it intends to squeeze out the remaining shares. In addition, if Nokia reaches 95% ownership of Alcatel-Lucent’s fully diluted shares, it intends to squeeze-out the remaining OCEANE convertible bonds. Such squeeze-out must be implemented within 3 months of the closing of the reopened Offer and will be subject to a clearance decision of the AMF.

In addition, Nokia reserves the right, subject to applicable law, to cause Alcatel-Lucent to redeem at par value, plus, as applicable, accrued interest from the date the interest was last paid, to the date set for the early redemption all of the outstanding OCEANEs 2018, OCEANEs 2019 or OCEANEs 2020, if less than 15% of the issued OCEANEs of any such series remain outstanding.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

ENQUIRIES

Media Enquiries:

Nokia Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:
Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

Microsite details
Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “believe,” “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the terms, opening and expected timeline of the reopened offers; the statements attributed to Mr. Suri; statements relating to Nokia’s capital optimization program and its intentions with respect to capital returns to the Alcatel-Lucent shareholders; Nokia’s intentions with respect to the Alcatel-Lucent American Depositary Shares (“ADSs”) after the closing of the reopened offers; Nokia’s intentions with respect to squeeze-out of Alcatel-Lucent securities; and Nokia’s intentions with respect to the redemption of the OCEANEs. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: regulatory restrictions applicable to the reopened offer and Nokia’s operations after the closing of the reopened offer; the success of the reopened offers; the performance of the global economy; and the impact on the combined company (after giving effect to the transaction with Alcatel Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, ADSs and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal